

June 17, 2010

By U.S. Mail and facsimile to (224) 405-4695

Mr. Roy A. Guthrie
Executive Vice President and Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

Re: Discover Financial Services
Form 10-K for Fiscal Year Ended November 30, 2009
File No. 001-33378

Dear Mr. Guthrie:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant